Exhibit (a)(34)

CASH ACCOUNT TRUST

Amendment

Statement of Change of Principal Office

The Trustees of Cash Account Trust (the “Trust”), acting pursuant to Article IX, Section 4, of the Trust’s Amended and Restated Agreement and Declaration of Trust, dated March 17, 1990, as amended (the “Declaration”), do hereby amend Article I, Section 1, of the Declaration, effective immediately, as follows:

Article I, Section 1, of the Declaration is replaced in its entirety with the following:

Section 1. This Trust shall be known as Cash Account Trust and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine. The address of the principal office of the Trust in Massachusetts shall be One International Place, Boston, Massachusetts 02110 or such other address as the Trustees may from time to time designate. The address of the office of the Trust outside of Massachusetts shall be 875 Third Avenue, New York, New York 10022 or such other address as the Trustees may from time to time designate. The registered agent for the Trust in Massachusetts shall be CT Corporation System, whose address is 155 Federal Street - Suite 700, Suffolk County, Boston, Massachusetts 02110, or such other person as the Trustees may from time to time designate.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, the undersigned, being a majority of the Trustees of the Trust, have executed this instrument as of this 22nd day of November 2019.

/s/ John W. Ballantine	/s/ Henry P. Becton, Jr.
John W. Ballantine, Trustee	Henry P. Becton, Jr., Trustee
/s/ Dawn-Marie Driscoll	/s/ Keith R. Fox
Dawn-Marie Driscoll, Trustee	Keith R. Fox, Trustee
/s/ Richard J. Herring	/s/ William McClayton
Richard J. Herring, Trustee	William McClayton, Trustee
/s/ Rebecca W. Rimel	/s/ William N. Searcy, Jr.
Rebecca W. Rimel, Trustee	William N. Searcy, Jr., Trustee
/s/ Jean Gleason Stromberg
Jean Gleason Stromberg, Trustee